(212) 318-6859
markschonberger@paulhastings.com

December 8, 2008	23062.68339
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Tom Kluck, Legal Branch Chief

Re:	Lexington Realty Trust Registration Statement on Form S-4 Filed November 24, 2008 File No. 333-1555634
Dear Mr. Kluck:
This letter sets forth the response of Lexington Realty Trust (“Lexington Trust”) to the Staff’s comment letter dated December 4, 2008 in connection with the Staff’s review of Lexington Trust’s Registration Statement on Form S-4 filed November 24, 2008 (the “Registration Statement”). Capitalized terms used herein and not otherwise defined have the meanings specified in the Registration Statement, as applicable. Page references are to the applicable pages in the Registration Statement. For your convenience, we have repeated the comment prior to our response.
General
1.	Please confirm to us that you have included all applicable disclosure required by Items 901 through 915 of Regulation S-K. Alternatively, please tell us which exemption you are relying upon under Item 901(c).
     Lexington Trust advises that Items 901 through 915 of Regulation S-K are not applicable to the Partnership or the MLP Merger because (i) the transaction is not a “roll-up transaction” as defined in Item 901(c) due to the fact that the

Securities and Exchange Commission
December 8, 2008

Partnership is not a “partnership” as defined in Item 901(b)(1), and (ii) even if the Partnership were to be deemed a “partnership” under Item 901(b), a number of exemptions apply to the MLP Merger, each of which is discussed below.
     Item 901(b) — Partnership is not a “partnership”. The roll-up rules only apply if the entity is a “partnership” as defined in Item 901(b). Under Item 901(b)(1), the Partnership is not a “finite-life limited partnership” because:
A.	it does not operate as a conduit vehicle for investors to participate in the ownership of assets for a limited period of time. Rather, pursuant to Section 13 of the Partnership Agreement (pages C-166 to C-168), the Partnership has an infinite life that effectively only terminates upon the sale of all or substantially all of the Partnership’s assets; and
B.	it does not have as a policy or purpose distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations. Rather, pursuant to Section 5.1 of the Partnership Agreement (page C-150), the Partnership may reinvest such proceeds or cash in the business without restriction and distributions are subject to the sole discretion of an affiliate of the Lexington Trust as the General Partner of the Partnership.
     Even if the Staff were to determine that the Partnership is a “partnership” under Item 901(b), the following exemptions under Item 901(c) are applicable to the Partnership and the MLP Merger:
     Item 901(c)(i). The exemption set forth in Item 901(c)(i) applies to the transaction because Section 8.6 of the Partnership Agreement (page C-160) provides that mergers are permitted so long as securities equivalent to the Common Shares are issued to the limited partners.
     Item 901(c)(v). The exemption set forth in Item 901(c)(v) also applies to the transaction because the Common Shares offered to limited partners are traded on the New York Stock Exchange (“NYSE”), and are thus reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Exchange Act. Additionally,
A.	Lexington Trust was formed, and Common Shares were reported and regularly traded, more than 12 months before the date on which soliciting material will be mailed to limited partners, as Common Shares began trading on the NYSE in October 1993.

Securities and Exchange Commission
December 8, 2008

B.	The Common Shares to be issued to limited partners do not exceed 20% of the total outstanding securities of Lexington Trust, exclusive of any securities of such class held by or for the account of Lexington Trust or a subsidiary of Lexington Trust, as there were 93,978,693 Common Shares outstanding as of December 4, 2008 and only up to a maximum of 6,393,266 Common Shares will be issued in the MLP Merger (representing approximately 6.8% of such outstanding shares).
C.	The low closing price of a Common Share during the preceding three month period was $2.99 per share (greater than $2.00 per share) and the average daily trading volume for Common Shares was approximately 1,206,970 (greater than 1,000 shares).
     Item 901(c)(vii). The exemption set forth in Item 901(c)(vii) also applies to the transaction because limited partners are not subject to a significant adverse change with respect to voting rights, the terms of existence of the entity, management compensation or investment objectives, for the following reasons:
A.	The limited partners have limited voting rights under the Partnership Agreement with respect to actions of the Partnership and in particular are not permitted to replace the General Partner. However, through Lexington Trust’s preferred voting share, most limited partners are already entitled to, and as shareholders in Lexington Trust, all limited partners will be entitled to, vote on, among other matters, election of trustees.

B.	Each of Lexington Trust and the Partnership has a perpetual term.
C.	While the General Partner does not receive compensation for its services as the General Partner, the Partnership reimburses the General Partner (and Lexington Trust) for certain expenses incurred relating to the management of the Partnership, including, without limitation, compensation of Lexington Trust’s management. The compensation payable to the management of Lexington Trust will not change as a result of the MLP Merger.
D.	The investment objectives of the limited partners are the same as the investment objectives of holders of Common Shares, namely, investment in primarily net lease real estate.

Securities and Exchange Commission
December 8, 2008

Where You Can Find More Information, page 49
2.	We note that you have incorporated certain items by reference. Please note that Item 13(a)(2) of Form S-4 requires incorporation by reference of all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year. Please revise your registration statement to comply with this section.
     Lexington Trust advises the Staff that it decided not to utilize the provisions of Item 10 or 12 of Form S-4 (which permit incorporation by reference pursuant to Items 11 and 13 of Form S-4) even though Lexington Trust is S-3 eligible. Rather, it has included all the information it could have otherwise incorporated by reference in the proxy/prospectus pursuant to Item 14 of Form S-4. The required information was included either in the proxy statement/prospectus or in the annex to the proxy statement/prospectus. Therefore, we respectfully submit that the provisions of Item 13(a)(2) are not applicable to the Registration Statement. Nonetheless, in order to further assist investors in locating the information required by Item 14, Lexington Trust has revised the Registration Statement to include a cross reference index in the proxy/prospectus as shown on the attached marked pages.
3.	We note that you have provided disclosure relating to the Lexington Master Limited Partnership (the “Partnership”) by filing the Partnership’s 10-K and 10-Q and that you have incorporated by reference its 10-K and 10-Q. We note that the Partnership is not Form S-3 eligible. Therefore, please revise your filing to provide disclosure regarding the Partnership in the manner required by Form S-4 or advise.
     Lexington Trust advises the Staff that it respectfully submits that it has complied with the requirements of Item 17 (which applies to the Partnership because it is not S-3 eligible) by including, rather than incorporating by reference, all the information required by Item 17 by providing investors with the Partnership’s 10-K and 10-Qs (which are annexed to the proxy/prospectus). The Partnership is eligible to use Item 17(a), which permits the Partnership to provide the same information otherwise provided in the Partnership’s Form 10-K and 10-Q, because the Partnership is subject to the reporting requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended. Nonetheless, in order to further assist investors in locating the information required by Item 17(a) (i.e. Item14), Lexington

Securities and Exchange Commission
December 8, 2008

Trust has revised the Registration Statement to include a cross reference index in the proxy/prospectus as shown on the attached marked pages.
4. Please revise to include the undertaking requirement by Item 512(a)(5) of Regulation S-K.
     Lexington Trust advises the Staff that it respectfully submits that the undertakings required by Item 512(a)(5) are not applicable to Lexington Trust because its Registration Statement is not a shelf registration statement and does not omit any information as otherwise permitted by Rule 430B or Rule 430C. Nonetheless, Lexington Trust has revised the Registration Statement to include the undertaking in Item 15(a)(12) of Regulation S-K. Please see the attached marked page.
We greatly appreciate the Staff’s efforts to help us meet our accelerated timetable. In this spirit, we will follow-up by telephone with the Staff shortly and would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff’s comments, please call the undersigned at (212) 318-6859.
Sincerely,
/s/Mark Schonberger
Mark Schonberger
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Stacie D. Gorman
Keith Pisani
T. Wilson Eglin, Chief Executive Officer, Lexington Realty Trust
Patrick Carroll, Chief Financial Officer, Lexington Realty Trust
Joseph Bonventre, Esq., General Counsel, Lexington Realty Trust
Attachments